EXHIBIT 99.3

PRESS RELEASE

TotalEnergies Begins Producing Sustainable Aviation Fuel

At Its Normandy Platform

Paris, March 3, 2022– TotalEnergies' Normandy platform has successfully started production of sustainable aviation fuel1 (SAF). This new site complements the biojet fuel production capacities of La Mède biorefinery (Bouches-du-Rhône) and the Oudalle plant (Seine-Maritime).

This move enables TotalEnergies to meet demand from its customers and respond to French legislation, which calls for aircraft to use at least 1% SAF effective January 1, 2022.

TotalEnergies will also produce SAF at its Grandpuits zero-crude platform southeast of Paris starting in 2024.

All of the biojet fuel, which is destined for French airports, will be produced from waste and residue sourced notably from the circular economy.

"By announcing the start-up of SAF production at a new site in France, we are responding to strong demand from the aviation industry to reduce its carbon footprint. We are also confirming our commitment to support customers by offering innovative solutions to reduce their emissions. This commitment is fully aligned with the Company's climate ambition to get to net zero emissions by 2050, together with society,” said Bernard Pinatel, President of Refining & Chemicals at TotalEnergies.

Sustainable Aviation Fuel (SAF)

Sustainable aviation fuel is an immediately available solution for significantly reducing the CO2 emissions of air transportation. It can be used as a drop-in fuel without modifying existing storage and refueling infrastructure, aircraft or engines. Gradual incorporation worldwide should help significantly lower the CO2 emissions of air transportation since, on average, biojet fuel produces 80% fewer CO2 emissions over its lifecycle when produced from waste and residue.

TotalEnergies and SAF

TotalEnergies has been involved in numerous sustainable aviation fuel initiatives since 2014. Involvement in SAF moved into a higher gear in 2021 with several firsts in France – including the first delivery of SAF to Charles de Gaulle airport and first permanent SAF supply at Le Bourget – and worldwide, with the first 100% SAF-powered flight of an Airbus helicopter with a Safran engine in Marignane and of an Airbus A319Neo in Toulouse.

By developing and supporting the emergence of a sustainable aviation fuel value chain, TotalEnergies confirms the leadership role played by France and the rest of Europe in driving innovation in the energy and environmental transition.

[1]	Sustainable aviation fuel (SAF) is a blend of conventional aviation fuel (Jet-A1) and biojet fuel made from waste and residue sourced notably from the circular economy (animal fat, used cooking oil, etc.). Biojet fuel has similar properties to Jet-A1 and produces up to 80% fewer CO2 emissions over its lifecycle compared with the fossil equivalent.

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About TotalEnergies’ Normandy Platorm

The Normandy Platorm is one of TotalEnergies Refining & Chemicals’ six integrated platforms worldwide. It comprises a refinery, a petrochemicals facility and a polymer production site. The Normandy refinery is the largest in France, accounting for 12% of the country's refining capacity. Each year, it converts close to 12 million tons of crude into some 200 commonly used products, including gasoline, diesel, kerosene, oils, lubricants and sustainable aviation fuel. The refinery's output provides the petrochemicals facility and the polymers units with feedstock to produce plastic pellets that are used to make numerous everyday items. The Normandy Platform is currently conducting, deploying or studying 14 projects to get to net zero by 2050. These include sustainable aviation fuel, electrification of its vehicle fleet, a solar farm, and low carbon hydrogen using carbon capture and storage.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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